SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30511; File No. 812-13665]

FS Investment Corporation, et al.; Notice of Application

May 9, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d), 57(a)(4) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the

Act.

Summary of Application: Applicants request an order to permit business development companies

("BDCs") to co-invest with certain affiliated investment funds in portfolio companies.

Applicants: FS Investment Corporation ("FSIC"); FS Energy and Power Fund ("FSEP"); FS

Investment Corporation II ("FSIC II," and collectively with FSIC and FSEP, the "Funds"); FB

Income Advisor, LLC ("FSIC Investment Adviser"); FS Investment Advisor, LLC ("FSEP

Investment Adviser"); FSIC II Advisor, LLC ("FSIC II Investment Adviser," and collectively with

FSEP Investment Adviser and FSIC Investment Adviser, the "Investment Advisers"); Broad Street

Funding LLC, Arch Street Funding LLC, Locust Street Funding LLC, Race Street Funding LLC

and Walnut Street Funding LLC (the "FSIC SPV Subs"); FSEP Term Funding, LLC, EP

Investments LLC, FSEP-BBH, Inc., Energy Funding LLC and EP Funding LLC (the "FSEP SPV

Subs"); and Del River LLC, Cooper River LLC, Lehigh River LLC and Cobbs Creek LLC (the

"FSIC II SPV Subs," and collectively with the FSIC SPV Subs and FSEP SPV Subs, the "SPV

Subs".

Filing Dates: The application was filed on June 12, 2009, and amended on August 17, 2010,

February 22, 2012, May 15, 2012, October 15, 2012, March 27, 2013 and May 9, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: c/o Michael C. Forman, FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104-1150.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Exemptive Applications Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   FSIC, FSEP and FSIC II are externally managed, non-diversified, closed-end management investment companies that have elected or intend to elect, to be regulated as BDCs

2

under the Act.[1] Each of FSIC, FSEP and FSIC II's investment objective is to generate current

income and long-term capital appreciation. A majority of the members of the board of directors

("Board") of each of the Funds are not "interested persons" as defined in section 2(a)(19) of the Act

("Independent Directors").

2.   FSIC Investment Adviser, FSEP Investment Adviser and FSIC II Investment Adviser

is each registered as an investment adviser under the Investment Advisers Act of 1940 (the

"Advisers Act") and serves as the investment adviser to FSIC, FSEP and FSIC II, respectively.[2]

Each Investment Adviser is an affiliate of Franklin Square Holdings, L.P. ("Franklin Square Capital

Partners"). Franklin Square Capital Partners owns a majority interest in FSEP Investment Adviser

and FSIC II Investment Adviser and a minority interest in FSIC Investment Adviser. Applicants

represent that there is and will continue to be substantial overlap of the members of the investment

committees of the Investment Advisers, which unanimously approve all investment decisions for

the Funds.

3.   Each of the FSIC SPV Subs, the FSEP SPV Subs and the FSIC II SPV Subs is a

wholly-owned subsidiary controlled by FSIC, FSEP or FSIC II, as applicable and formed

specifically for the purpose of procuring financing or otherwise holding investments. Each SPV

Sub is relying on section 3(c)(1) or 3(c)(7) of the Act.

4.   Applicants request an order ("Order") to permit a Fund (and any SPV Sub of such

Fund), [3] on the one hand, and one or more Funds (and any SPV Sub of such Funds) or one or more

---

[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] Each of FSIC, FSIC II and FSEP has sub-advisors who are only affiliated with the Funds as a result of an investment sub-advisory agreement.

[3] For purposes of the application, a "Fund" includes any future closed-end management investment companies that elect to be regulated as a BDC and are advised by any of the Investment Advisers.

unregistered funds for which an Investment Adviser serves as the main investment adviser (collectively referred to as "Co-Investment Affiliates"), on the other hand, to (a) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 57 of the Act, and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of the application, a "Co-Investment Transaction" means any transaction in which any of the Funds (or any SPV Sub) participate together with one or more Co-Investment Affiliates in reliance on the Order, and a "Potential Co-Investment Transaction" means any investment opportunity in which any of the Funds (or any SPV Sub) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.[4]

5.   Upon issuance of the requested Order, all Potential Co-Investment Transactions within a Fund's Objectives and Strategies[5] that are presented to a Co-Investment Affiliate will be referred to the Fund's Investment Adviser, and such investment opportunities may result in a Co-Investment Transaction. When considering Potential Co-Investment Transactions for any Fund, the Investment Adviser will analyze and evaluate the investment opportunity based on the Fund's investment objectives, investment policies, investment positions, capital available for investment, and other factors relevant to such Fund. The Investment Advisers will, from time to time, determine that certain investments they recommend to their respective Funds would also be

_____

[4] All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[5] "Objectives and Strategies" means, with respect to each Fund, such Fund's investment objectives and strategies, as described in such Fund's registration statement on Form N-2, other filings such Fund has made with the Commission under the Securities Act of 1933 ("Securities Act"), or under the Securities Exchange Act of 1934, and such Fund's reports to shareholders. In the case of a SPV Sub generally the objectives and strategies will be the same as that of its parent Fund.

appropriate investments for one or more Co-Investment Affiliates in accordance with the policies

and procedures that have been adopted by the Investment Adviser. This determination may result in

a Fund, on the one hand, and one or more Co-Investment Affiliates, on the other hand, co-investing

in certain investment opportunities (the "Co-Investment Program"). Other than pro rata dispositions

and follow-on investments as provided in conditions 7 and 8, and after making the determinations

required in conditions 1 and 2(a), the applicable Investment Adviser will present each Potential Co-

Investment Transaction and the proposed allocation to the directors or trustees, as applicable,

eligible to vote under section 57(o) of the Act ("Eligible Directors"). The "required majority," as

defined in section 57(o) of the Act ("Required Majority"), will approve each Co-Investment

Transaction prior to any investment by a Fund.[6]

6.   With respect to the pro rata dispositions and follow-on investments provided in

conditions 7 and 8, a Fund may participate in a pro rata disposition or follow-on investment without

obtaining prior approval of the Required Majority if, among other things: (i) the proposed

participation of each Co-Investment Affiliate in such disposition or follow-on investment is

proportionate to its outstanding investments in the issuer immediately preceding the disposition or

follow-on investment, as the case may be; and (ii) the Board of the Fund has approved that Fund's

participation in pro rata dispositions and follow-on investments as being in the best interests of the

Fund. If the Board does not so approve, any such disposition or follow-on investment will be

submitted to the Fund's Eligible Directors. The Board of any Fund may at any time rescind,

suspend or qualify its approval of pro rata dispositions and follow-on investments with the result

that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

---

[6] In the case of an SPV Sub, the Required Majority refers to the Eligible Directors of the parent Fund.

7.   Applicants state that no Independent Director of a Fund will have a financial interest in any Co-Investment Transaction, other than through ownership of securities in the Funds and none will participate individually in any Co-Investment Transaction.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC (or a company controlled by such BDC) in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that the Advisers and the entities that they advise would be deemed to be a person related to a Fund in a manner described by section 57(b) and therefore prohibited by section 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. Further, because the SPV Subs are controlled by the Funds, the SPV Subs are subject to section 57(a)(4) and would be prohibited from participating in the Co-Investment Program without the Order.

2.   Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies.

3.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection

6

with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4.   Applicants state that they expect that co-investment in portfolio companies by any of the Funds and the Co-Investment Affiliates will increase favorable investment opportunities for the Funds and that the Co-Investment Program will be implemented only if the Required Majority approves it.

5.   Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Company will be treated fairly. Applicants state that each Fund's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:[7]

1.   Each time a Co-Investment Affiliate or an Investment Adviser to any Co-Investment Affiliate considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within Fund's then-current Objectives and Strategies, the Fund's Investment Adviser will make an

---

[7] For purposes of the conditions set forth in the application, the term "Fund" includes the SPV Subs. In the case of an SPV Sub, all actions to be taken by or with respect to a Required Majority of such SPV Sub shall refer to the Eligible Directors of the parent Fund on behalf of such SPV Sub, as if the Fund and the SPV Sub operated as one company.

independent determination of the appropriateness of the investment for the Fund in light of such Fund's then-current circumstances.

2.   (a)   If the applicable Investment Adviser deems that the applicable Fund's participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Fund.

(b)   If the aggregate amount recommended by an Investment Adviser to be invested by the applicable Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the applicable Fund's capital available for investment in the asset class being allocated, on the one hand, and the other Co-Investment Affiliates' capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the investment opportunity, up to the amount proposed to be invested by each. The applicable Investment Advisers will provide the Eligible Directors of each participating Fund with information concerning each party's available capital to assist the Eligible Directors with their review of the applicable Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the applicable Fund and any Co-Investment Affiliate, to the Eligible Directors of each participating Fund for their consideration. The applicable Fund will co-invest with Co-Investment Affiliates only if, prior to such Fund's and any Co-Investment Affiliates' participation in the Potential Co-Investment Transaction, a Required Majority of such Fund concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of such Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of such Fund; and

(B)   such Fund's then-current Objectives and Strategies;

(iii)   the investment by Co-Investment Affiliates would not disadvantage such Fund, and participation by such Fund is not on a basis different from or less advantageous than that of any Co-Investment Affiliate; provided, that if a Co-Investment Affiliate, other than such Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Investment Advisers agree to, and do, provide, periodic reports to such Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate receives in connection with the right of the Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (the Co-Investment Affiliates (other than the Fund) may, in turn, share their portion with their affiliated persons) and the applicable Fund in accordance with the amount of each party's investment; and

(iv)   the proposed investment by such Fund will not benefit the Investment Advisers or the Co-Investment Affiliates or any affiliated person of either of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by sections 17(e) and 57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.   The applicable Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Investment Adviser will present to the applicable Fund's Board, on a quarterly basis, a record of all investments made by the Co-Investment Affiliates in Potential Co-Investment Transactions during the preceding quarter that fell within such Fund's then-current Objectives and Strategies that were not made available to the Fund, and an explanation of why the investment opportunities were not offered to the Fund. All information presented to such Fund's Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8, below, a Fund will not invest in reliance on the Order in any portfolio company in which any Co-Investment Affiliate or any affiliated person of a Co-Investment Affiliate is an existing investor.

6.   A Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for such Fund as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Advisers will:

                (i)   notify each Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

                (ii)   formulate a recommendation as to participation by each Fund in the disposition.

        (b)   Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to other Co-Investment Affiliates.

        (c)   A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund's participation to the Eligible Directors, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund's best interests.

(d)   Each Co-Investment Affiliate will bear its own expenses in connection with any such disposition.

8.   (a)   If any Co-Investment Affiliate desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Investment Advisers will:

(i)   notify each Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Fund.

(b)   A Fund may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in the application). In all other cases, the applicable Investment Adviser will provide its written recommendation as to the Fund's participation to the Eligible Directors, and the Fund will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Fund's best interests.

(c)   If, with respect to any follow-on investment:

(i)   the amount of the opportunity is not based on the Co-Investment Affiliate's outstanding investments immediately preceding the follow-on investment; and

(ii)   the aggregate amount recommended by the applicable Investment Adviser to be invested by such Fund in the follow-on investment, together with the amount proposed to be invested by the other Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of such Fund's capital available for investment in the asset class being allocated, on the one hand, and the Co-Investment Affiliates' capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all Co-Investment Affiliates involved in the follow-on investment opportunity, up to the amount proposed to be invested by each.

(d)   The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors of each Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any Co-Investment Affiliate that the applicable Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Fund considered but

declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Fund of participating in new and existing Co-Investment Transactions. All information presented to such Fund's Board pursuant to this condition will be kept for the life of such Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Fund will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No director or trustee of a Fund will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act) of any of the Co-Investment Affiliates (other than any other Fund).

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) shall, to the extent not payable by the applicable Investment Adviser under any agreement with the applicable Fund or other Co-Investment Affiliate, be shared by such Fund and each Co-Investment Affiliate in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Fund and the Co-Investment Affiliates on a pro rata basis based on the amount they invested or committed, as the case may be, in

such Co-Investment Transaction. If any transaction fee is to be held by the Investment Advisers or other investment adviser of a Co-Investment Affiliate pending consummation of the transaction, the fee will be deposited into an account maintained by the Investment Advisers or other investment adviser of a Co-Investment Affiliate at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between such Fund and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates, their investment advisers, nor any affiliated person (as defined in the Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the advisers of the Co-Investment Affiliates, investment advisory fees paid in accordance with the agreements between such advisers and the Funds or other Co-Investment Affiliates).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary